SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RETALIX LTD.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share
(Title of Class of Securities)

M8215W109
(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M8215W109	13G	Page 2 — of— 5 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Bank Hapoalim B.M. (on behalf of its provident funds)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	5	Sole Voting Power N/A
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 734,966
	8	Shared Dispositive Power N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person 734,966
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.8%
12	Type of Reporting Person (See Instructions) OO

CUSIP NO. M8215W109	13G	Page 3 — of — 5 Pages

Item 1(a).	Name of Issuer:

RETALIX LTD.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Zarhin Street, Raanana 43000, Israel

Item 2(a).	Name of Person Filing:

Bank Hapoalim B.M. (on behalf of its provident funds)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

50 Rothschild Boulevard
Tel Aviv, Israel

Item 2(c).	Citizenship:

A commercial bank organized under the laws of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, NIS 1.00 par value per share.

Item 2(e).	CUSIP Number:

M8215W109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The securities reported on herein are beneficially owned by provident funds managed by several fund managers and other managing entities, all subsidiaries of the reporting person. While such subsidiaries are deemed to hold investment power over the securities owned by the provident funds, voting power over such securities is held by independent/external members of the investment committee of each such provident fund. Under explicit provisions of the Israeli law, any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the unit holders of the members of the provident funds respectively.

(a)	Amount beneficially owned: 734,966

(b)	Percent of class:: 3.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: N/A

CUSIP NO. M8215W109	13G	Page 4 — of— 5 Pages

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of 734,966

(iv)	Shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class.

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The individual provident funds managed by the subsidiaries described in item 4 have the right to receive dividends and proceeds from the sale of the securities reported on this statement. No individual provident fund owns 5% of the class of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

“Kovetz” Hevra Lenihul Kupot Gemel Ltd., “Peles” Kranot Gmulim Le’atzmaim , “Bar” Keren Gmulim Ltd and “Gad gmulim” Ltd.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the person filing the report that it is the beneficial owner of any securities covered by the report.

CUSIP NO. M8215W109	13G	Page 5 — of— 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2007

BANK HAPOALIM B.M.

/s/ Igal Yahav
By: Igal Yahav
Title: Manager of the Securities Operation Department

/s/ Asher Windzberg
By: Asher Windzberg
Title: Deputy Manager of the Securities Operation Department